UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of: February, 2018

Commission File Number: 001-38336

NUTRIEN LTD.

(Name of registrant)

Suite 500, 122 – 1st Avenue South Saskatoon, Saskatchewan S7K 7G3 Canada	13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E8 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIEN LTD.

Date: February 27, 2018	By:	/s/ Robert. A. Kirkpatrick
	Name:	Robert A. Kirkpatrick
	Title:	VP, General Counsel, Securities & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Potash Corporation of Saskatchewan Inc. Annual Report on Form 40-F for the fiscal year ended December 31, 2017 (incorporated by reference to the Potash Corporation of Saskatchewan Inc. Annual Report on Form 40-F, filed on February 26, 2018).

99.2	Agrium Inc. Annual Report on Form 40-F for the fiscal year ended December 31, 2017 (incorporated by reference to the Agrium Inc. Annual Report on Form 40-F, filed on February 26, 2018).

99.3	National Instrument 43-101 Technical Report on Cory Potash Deposit (KL 103B), Saskatchewan, Canada, dated effective December 31, 2017 (incorporated by reference to Exhibit 99.1 of the Potash Corporation of Saskatchewan Inc. Form 6-K, filed on February 26, 2018).

99.4	National Instrument 43-101 Technical Report on Rocanville Potash Deposit (KLSA 002B & KL 249), Saskatchewan, Canada, dated effective December 31, 2017 (incorporated by reference to Exhibit 99.2 of the Potash Corporation of Saskatchewan Inc. Form 6-K, filed on February 26, 2018).

99.5	National Instrument 43-101 Technical Report on Allan Potash Deposit (KL 112R A), Saskatchewan, Canada, dated effective December 31, 2017 (incorporated by reference to Exhibit 99.3 of the Potash Corporation of Saskatchewan Inc. Form 6-K, filed on February 26, 2018).

99.6	National Instrument 43-101 Technical Report on Lanigan Potash Deposit (KLSA 001B), Saskatchewan, Canada, dated effective December 31, 2017 (incorporated by reference to Exhibit 99.4 of the Potash Corporation of Saskatchewan Inc. Form 6-K, filed on February 26, 2018).

99.7	Potash Corporation of Saskatchewan Inc. 2017 Notice of Meeting, Proxy Circular and Form of Proxy (incorporated by reference to Exhibit 99(A) of the Potash Corporation of Saskatchewan Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on February 24, 2017).

99.8	Agrium Inc. 2017 Management Proxy Circular (incorporated by reference to Exhibit 2 of the Agrium Inc. Form 6-K, filed on March 29, 2017).

99.9	Potash Corporation of Saskatchewan Inc. Material Change Report dated January 2, 2018 (incorporated by reference to Exhibit 99.1 of the Potash Corporation of Saskatchewan Inc. Form 6-K, filed on January 2, 2018).

99.10	Agrium Inc. Material Change Report dated January 2, 2018 (incorporated by reference to Exhibit 99.1 of the Agrium Inc. Form 6-K, filed on January 2, 2018).